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SEC FILE NUMBER
8-68750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Berkery Noyes Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 Park Avenue, 14th Floor
(No. and Street)

New York	NY	10177
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Martin Magida	(212) 668-3355	martin.magida@bnsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue, 12th Floor	New York	NY	10167
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin Magida, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Berkery Noyes Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Martin Magida

Title: President & Chief Compliance Officer

Paul A Coglia

Notary Public

This filing contains (check all applicable boxes):**

- [X] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [X] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [X] (g) Notes to consolidated financial statements.
- [X] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [X] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [X] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [X] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Berkery Noyes Securities, LLC

Annual Report

December 31, 2022

Berkery Noyes Securities, LLC

Index to Annual Report
December 31, 2022

Berkery Noyes Securities, LLC's Exemption Report

Berkery Noyes Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) selling tax shelters or limited partnerships in limited distributions; (2) the private placement of securities; and (3) mergers and acquisition services and private capital raising, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BERKERY NOYES SECURITIES

I, Martin Magida, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Martin Magida

President and Chief Compliance Officer
Date: March 31, 2023

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Berkery Noyes Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Berkery Noyes Securities, LLC (the "Company"), as of December 31, 2022, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of Matters

As more fully described in Notes 1, 2 and 4 to the financial statements, the Company has material transactions with, and its future operations are dependent upon continued support from, its parent company, Berkery Noyes & Co., L.L.C. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2011.

March 31, 2023

Berkery Noyes Securities, LLC

Statement of Financial Condition
December 31, 2022

ASSETS	
Cash	$99,085
Investments, at fair value	188,015
Prepaid expenses and other assets	1,876
Total Assets	$288,976
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	2,100
Member's Equity	286,876
Total Liabilities and Member's Equity	$288,976

See notes to financial statements.

Berkery Noyes Securities, LLC

Statement of Operations
For the Year Ended December 31, 2022

REVENUES	
Fee Income	$200,000
Other Income	$105,415
Total Revenue	$305,415
EXPENSES	
Professional fees	88,671
Salaries and benefits	474,400
Research	3,756
Regulatory expenses	32,969
Rent	26,932
Other	6,261
Total Expenses	$632,989
Net Income (Loss)	($327,574)

See notes to financial statements.

Berkery Noyes Securities, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

Balance at January 1, 2022	$429,450
Net Income (Loss) for the year	(327,574)
Capital Contributions from Parent	185,000
Balance at December 31, 2022	$286,876

See notes to financial statements.

Berkery Noyes Securities, LLC

Statement of Cash Flows
For the Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	($327,574)
Adjustments to reconcile non-cash operating activities	
Non-cash revenues received	(62,500)
Other Income - Unrealized gain	($105,415)
Changes in operating assets and liabilities:	
Prepaid expenses and other assets	1,012
Net Cash Used for Operating Activities	(494,477)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions from Parent	185,000
Net Change provided by Financing Activities	185,000
Net Change in Cash	(309,477)
CASH	
Beginning of year	408,562
End of year	$99,085

SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest Paid	$ -
Taxes Paid	$ -

See notes to financial statements.

1. Description of Business

Berkery Noyes Securities, LLC (the "Company") was formed under the New York State's Limited Liability Company Law on July 4, 2010 as a wholly-owned subsidiary of Berkery Noyes & Co., LLC (the "Parent"). The Company was formed to engage in merger and acquisition services, private placements of securities and the selling of tax shelters or limited partnerships in primary markets.

On November 16, 2011, the Financial Industry Regulatory Authority (FINRA) granted the application of the Company for membership. The Membership agreement (the "Agreement") which the Company filed will remain in effect and bind the Company and all of its successors to ownership or control unless the Agreement is changed, removed or modified pursuant to applicable FINRA rules.

The Company has funded operations with capital contributions from its Parent. The Company's future operations are dependent upon continued support from the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company follows the guidance of ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance under ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer,

(b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Fee income for advisory arrangements is generally comprised of success fees, which are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Certain contracts call for consulting services whereby revenue is recognized over time as the performance obligations are simultaneously satisfied by the Company and consumed by the customer. In some circumstances, significant judgement may be needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

During the year ended December 31, 2022, the Company recognized $200,000 of fee income over time from consulting services as management determined that the required performance obligations were satisfied during the year. In connection with one of the Company's contracts, the Company received non-cash consideration with an approximate fair value of $62,500 in the form of shares during 2022 in lieu of cash. The Company has four open contracts at year end for which they have not received any compensation or deferred any revenue during the year ended December 31, 2022.

Fair Value Measurements

The Company follows U.S. GAAP guidance on Fair Value Measurements which defines that fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets, Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. The fair value of the Company's warrants valued using Level 3 inputs, was $42,182 at December 31, 2022.

The Company's investments consist of private securities and warrants. The warrants were valued using the Black Scholes method, using a stock price of $.30, exercise price of $.30, 5-year term, risk free rate of 4.22% and volatility of 67% as unobservable inputs. During the year, the Company received approximately 1,212 shares of private securities in connection with a success fee with an approximate fair value of $62,500 at the time. There were no transfers of investments into or out of Level 3 during the year ended December 31, 2022.

The Company recognized an unrealized gain of $83,333 from the private securities and $22,082 from the warrants which is included in the Other Income for the year ended December 31, 2022.

Cash and Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist of cash. The Company places its cash with high credit quality financial institutions. As a consequence, concentration of credit risk is limited. At times the balance may be in excess of the insured limit of $250.000 by the FDIC.

Income Taxes

As a single member LLC, the Company is treated as a disregarded entity and is not a taxpaying entity for Federal, New York State or New York City income tax purposes. Accordingly, the Company does not record a provision for income taxes. Income or loss of the Company is taxed to its member. Management has determined that the Company had no uncertain tax positions that would require financial statement disclosure or recognition.

Financing and Liquidity

The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update 2014-2015 (ASU 2014-15), "Presentation of Financial Statements-Going Concern." The amendments in this update provide guidance concerning management's responsibility to evaluate an entity's ability to continue as a going concern and to provide related footnote disclosures.

The Company has historically been reliant on Parent capital contributions to continue as a going concern. Management expects Parent capital contributions to continue through 2023, if and when necessary, while new employees are added, and profitable new business is generated. The Parent has represented that it will continue to support the Company through 2023.

Subsequent Events

The Company's management has evaluated subsequent events for adjustments to and disclosure in the financial statements through the date that the financial statements were available to be issued which date is March xx, 2023. The Company determined that there were no subsequent events that require disclosure or adjustment to the financial statements.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had Net Capital of $96,984 which was $91,984 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is .022 to 1.

4. Related Party Transactions

Expenses

The Company occupies office space in which the Parent is the lessee. In turn the Company has a sublease agreement with the Parent that can be terminated upon 30 days' notice to the Parent. Accordingly, the Company is not subject to ASC 842 (Leases). For the year ended December 31, 2022, the Company made rental payments totaling $26,932 to the Parent.

The Parent allocates employee compensation, including benefits, to the Company based upon management's best estimate of the time attributable to employees who work on the Company's matters. During 2022, total compensation allocated to the Company was $474,400.

As part of ongoing business development efforts, the Parent and the Company refer business opportunities to each other for review and consideration. For the year ended December 31, 2022, the Company paid $0 in commissions to the Parent.

Capital Activity

During the year 2022, the Parent contributed $185,000 as cash capital to the Company. See Note 1.

5. Commitments and Contingencies

The Company enters into contracts with clients that do not contain any commitments and contingencies. The contracts do not have any provision for the Company to indemnify its clients. At December 31, 2022, there were no material commitments of contingencies that require adjustment or disclosure to these financial statements.

Berkery Noyes Securities, LLC

Supporting Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934

December 31, 2022

Berkery Noyes Securities, LLC

Computation of Net Capital and Ratio of Aggregate Indebtedness to Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 ("SEA")
December 31, 2022

NET CAPITAL	
Total Member's Equity from Statement of Financial Condition	$286,876
Deductions	
Non-allowable assets:	
Investments	188,015
Prepaid expenses and other assets	1,876
Net Capital	96,985
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital over minimum requirement	$91,985
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	
Total aggregate indebtedness liabilities	$2,100
Percent of aggregate indebtedness to net capital	2.17%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15C3-1

There are no material differences between the above calculation and the Calculation included in the Company's unaudited most recent FOCUS Report as of December 31, 2022.

See Report of Independent Registered Public Accounting Firm

Berkery Noyes Securities, LLC

Computation for Determination of Reserve Requirements
Pursuant to SEA Rule 15c3-3
December 31, 2022

N/A- See Exemption Report.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO SEA RULE 15c3-3.
As of December 31, 2022

N/A- See Exemption Report.

See Report of Independent Registered Public Accounting Firm

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the SEA Rule 15c3-3 Exemption Report

To the Managing Member
Berkery Noyes Securities, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Berkery Noyes Securities, LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15C-3-3; and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) selling tax shelters or limited partnership in limited distributions; (2) the private placement of securities; and, (3) mergers and acquisition services and private capital raising and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of SEC Rule 15c3-3 as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments by 17 C.F.R § 240.17a-5, and related SEC Staff Frequently Asked Questions, for the year ended December 31, 2022.

PKF O'Connor Davies, LLP

March 31, 2023

Berkery Noyes Securities, LLC's Exemption Report

Berkery Noyes Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) selling tax shelters or limited partnerships in limited distributions; (2) the private placement of securities; and (3) mergers and acquisition services and private capital raising, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BERKERY NOYES SECURITIES

I, Martin Magida, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Martin Magida

President and Chief Compliance Officer
Date: March 31, 2023